Exhibit 99.1

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

REPSOL OIL & GAS CANADA INC.

Corporate name / Dénomination sociale

753029-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

/s/ Virginie Ethier

Virginie Ethier
Director / Directeur

2016-01-01
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada Business Corporations Act (CBCA)
FORM 4
ARTICLES OF AMENDMENT
(Sections 27 or 177)

1 - Corporate name

TALISMAN ENERGY INC.

2 - Corporation number

3 - The articles are amended as follows: (Please note that more than one section can be filled out)

A: The corporation changes its name to:

REPSOL OIL & GAS CANADA INC.

B: The corporation changes the province or territory in Canada where the registered office is situated to:

To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment.

C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options).

Minimum number ☐	Maximum number ☐

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

4 - Declaration

I hereby certify that I am a director or an authorized officer of the corporation.

Signature:	/s/ C. Tamiko Ohta

Print name:	C. Tamiko Ohta, Corporate Secretary	Telephone number:	403237-1234

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

IC 3069E (2013/07)